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VIA EDGAR AND OVERNIGHT DELIVERY

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Skullcandy, Inc.
Registration Statement on Form S-1
Filed January 28, 2011
File No. 333-171923

Dear Mr. Spirgel:

On behalf of our client, Skullcandy, Inc., a Delaware corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 2 (“Amendment No. 2”) to the above-captioned Registration Statement on Form S-1 of the Company filed with the Commission on May 11, 2011 as amended by Amendment No. 1 filed with the Commission on April 28, 2011 (“Amendment No. 1”) (collectively, the “Registration Statement”).

This amendment reflects certain revisions to Amendment No. 1 in response to the comment letter to Mr. Mitch Edwards, the Company’s Chief Financial Officer and General Counsel, dated May 6, 2011, from the staff of the Commission (the “Staff”). For your convenience we are also providing five copies of Amendment No. 2, marked to show changes against the Amendment No. 1, in the traditional non-EDGAR format.

The numbered paragraphs in italics below set forth the Staff’s comments together with the Company’s response. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

May 11, 2011

Management’ s Discussion and Analysis of Financial Condition and Results of Operations, page 32

Critical Accounting Policies, page 41

Stock-Based Compensation, page 42

1.	Tell us the fair value per common share, as determined by the third-party valuations performed on October 8, 2010 and December 31, 2010.

Response: The Company respectfully advises the Staff that the fair value per share of its common stock, as determined by third party valuations, was $167.90 and $229.89, as of October 8, 2010 and December 31, 2010, respectively.

Report of Independent Registered Public Accounting Firm, page F-2

2.	Please revise the independent accountant’s report to include the name of the accounting firm that issued it.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-2 of Amendment No. 2.

Note 2. Summary of Significant Accounting Policies, page F-7

3.	We note your response to comment 21 from our letter dated February 24, 2011. Please explain your statement that amounts paid to individuals under sponsorship arrangements are expensed as services are provided. Clarify whether you recognize the expense over the contract term or based on some other criteria. In addition, please tell us whether you prepay for these sponsorship arrangements and, if so, disclose the amount that is capitalized on your balance sheet.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-9 of Amendment No. 2.

Net Income (Loss) Per Share, page F-10

4.	Tell us why you have assumed the conversion of the convertible note into shares of common stock for purposes of your pro forma EPS presentation. In this regard, we note on page F-12 that the holder has the option to exercise its conversion right or accept the principal amount plus all accrued and unpaid interest as payment in full.

Response: The Company respectfully advises the Staff that the holders of the convertible note have delivered executed notices to the Company exercising their option to have the convertible note converted into common stock immediately prior to the consummation of the offering. Based on these notices, the Company believes it appropriate to assume the conversion of the convertible notes into shares of common stock for purposes of its pro forma EPS presentation.

May 11, 2011

Note 5. Debt, page F-12

Long-term Debt, page F-12

5.	Please provide us with a rollforward of the convertible note balance from date of issuance to December 31, 2009 and December 31, 2010, including accrual and payment of interest for each period. In this regard, we note in your previously issued interim financial statements as of September 30, 2010 that the convertible note holders received a payment of $3,053,000 applied toward accrued but unpaid interest as an accommodation for allowing principal to be paid down on the unsecured subordinated promissory note. Please clarify how you accounted for such payment.

Response: The Company acknowledges the Staff’s comment and supplementally provides the Staff the rollforward of the convertible note as follows:

	Convertible Note & PIK Interest	Discount	Note Balance (net of discount)	Accrued Cash Interest	Debt Issuance Costs	Total Interest Expense
Original balance - 11/28	$29,823,926	$(2,337,308)	$27,486,618	$—	$(3,163,126)
2008 Amortization		$44,423	44,423		34,073	78,496
2008 Accrued Interest			—	416,718		416,718
2008 Cash interest paid	—		—	—

Balance 12/31/08	29,823,926	(2,292,885)	27,531,041	416,718	(3,129,053)	495,214

Reclassification of 2008 PIK Interest	277,812		277,812	(277,812)
2009 Amortization		465,299	465,299		608,925	1,074,224
2009 Accrued Interest	3,124,945		3,124,945	1,562,473		4,687,418
2009 Interest paid	—		—	(1,292,927)

Balance 12/31/09	33,226,683	(1,827,586)	31,399,097	408,452	(2,520,128)	5,761,642

2010 Amortization		466,800	466,800		611,325	1,078,125
2010 Accrued Interest	3,222,775		3,222,775	1,611,388		4,834,163
2010 Interest paid	(3,052,767)		(3,052,767)	(1,609,078)

Balance 12/31/10	$33,396,691	(1,360,786)	$32,035,905	$410,762	$(1,908,803)	5,912,288

The Company further advises the Staff that the Company accounted for its payment of $3,053,000 to the convertible note holders as a reduction in the principal balance of the notes, as shown in the table above.

6.	You state that you have recorded the additional stockholder payment of $17,500,000 at its net present value. Tell us the amount of the discount and clarify for us whether it is the same as the fair value of the derivative as of December 31, 2010. In this regard, we note from the table on page F-12 that the stockholder payable is recorded at $17,500,000 at December 31, 2010.

Response: The Company respectfully advises the Staff that the $17.5 million stockholder payment was discounted by approximately $2.4 million to its estimated net present value as of December 31, 2010. The estimated value of the derivative related to the contingent payment to stockholders approximated $2.4 million as of December 31, 2010. Accordingly, the aggregate recorded value of the discounted payable to stockholders and derivative was $17.5 million as of December 31, 2010.

May 11, 2011

7.	We note your response to comment 29 from our letter dated February 24, 2011 and your disclosure on page F-13 that you have issued promissory notes in the amount of $16,500,000 in connection with the management incentive bonus. Tell us where you have recorded the additional $1,000,000 that you retained for allocation in the future to various non-participating employees, as discussed on page 86.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-14 of Amendment No. 2.

Note 6. Stock Repurchases, page F-13

8.	We note your response to comment 25 from our letter dated February 24, 2011. Please address the following items:

•	With a view towards clarifying disclosure, tell us the business purpose of the transactions associated with the Securities Purchase and Redemption Agreement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 86, F-12 and F-13 of Amendment No. 2.

•

You state that employees (and former employees) sold 69,918 shares of common stock, the founder sold 25,137 shares of common stock and non-employee stockholders sold 323,375 shares of common stock. These amounts appear inconsistent with your statement on page F-13 that you repurchased 344,743 shares of common stock. Please clarify this inconsistency. In addition, tell us the amount of compensation expense associated with employees participating in the Redemption Transaction, which you determined to not be material to the 2009 financial statements.

In response to the Staff’s comment, the Company supplementally advises the Staff that the number of shares listed in the response to former comment 25 for non-employees inadvertently included both the number of shares of common stock and the number of shares of preferred stock sold by non-employees. Removing the number of shares of preferred stock sold by non-employees, the number of shares of common stock alone sold by non-employees was 249,688. With this change, the total shares of common stock sold by employees of 69,918, the founder of 25,137, and non-employees of 249,688 is consistent with the amount listed on page F-12.

In addition, in response to the Staff’s comment, the Company supplementally notifies the Staff that the total amount of compensation expense associated with the employees participating in the Redemption Transaction was approximately $1,532,000.

•

Notwithstanding the fact that Mr. Alden received his common shares at the Company’s inception, it appears that the decision to redeem these shares at a price above fair value was made with his involvement. It is unclear to us how you can separate the additional

May 11, 2011

consideration he received from his function as chief executive officer of the company. Please advise.

Response: The Company respectfully advises the Staff that it has spent considerable time evaluating the appropriate accounting treatment of the transactions accomplished by the securities purchase and redemption agreement and has concluded that no stated or unstated consideration in addition to the common stock sold by Mr. Alden could be identified. While the Company acknowledges that Mr. Alden was the chief executive officer of the Company at the time of the redemption, the Company separates the additional consideration he received based on the following analysis:

•

The redemption was made available to all equity holders of the Company and approximately 98% of all stockholders elected to participate in the redemption. Mr. Alden received the same price for his shares as was received by all other equity holders participating in the redemption.

•

The purchase price paid in the redemption was negotiated by the Company with a third party, Goode Skullcandy Holdings LLC (“Goode”). At the time the redemption price was established, the parties believed that price represented the fair value of the shares being repurchased. Moreover, Goode conditioned the accomplishment of the redemption on several factors including approval of the redemption by a majority of the Company’s board of directors, which approval had to include one of the Goode directors that was appointed to the board of directors following execution of the securities purchase and redemption agreement. The Company noted that Mr. Alden alone, in his role as CEO and as a stockholder, was solely unable to cause either of these conditions to be met.

•

The Company’s board of directors unanimously approved the terms of the securities purchase and redemption agreement, which approval included the affirmative vote of all disinterested directors. Subsequently, prior to the actual redemption (which occurred in February 2009), the newly formed board of directors (which included two directors appointed by Goode) again unanimously approved the redemption of the securities.

•

Because some of the shares redeemed from employees in the transaction were issued to those employees pursuant to employee benefits plans (i.e., the Company’s option plans), ASC 718 required the Company to account for any premium paid for those shares as compensation. In contrast, Mr. Alden purchased his shares at the inception of the Company in exchange for his contributions to the commencement of the business, including the business concept, business model, certain intellectual property and other know-how. These shares were not issued to him pursuant to a compensatory share-based arrangement. In light of those circumstances, for the premium paid to Mr. Alden in the redemption to be considered compensatory, the board of directors would have had to have intended for that payment to represent a cash bonus to Mr. Alden. The board of directors has indicated this was not their intent, which is further supported by the fact that

May 11, 2011

all stockholders participating in the redemption received the same consideration for their shares.

Based on the foregoing analysis, the Company believes it appropriate to separate the additional consideration received by Mr. Alden from his function as chief executive officer of the Company and to account for the consideration paid for their shares in the same fashion as the shares sold by non-employee shareholders. The Company has supplemented its disclosure on pages 86, 89, 96, 97, F-12 and F-13 to provide additional detail and clarity regarding the redemption transaction.

Note 7. Income Taxes, page F-14

9.	Describe for us the nature of the adjustment labeled “change in value of derivative” in your income tax rate reconciliation. Tell us the reason for this reconciling item and clarify its impact on your income tax expense.

Response: The Company respectfully advises that Staff that during 2010, the Company recognized $14.6 million in other expense and $2.9 million in selling, general and administrative expenses for the increase in the value of two derivates related to contingent payables to stockholders. Of the $17.5 million in recorded expense related to the change in the value of the derivative, it was determined that $16.9 million would not be deductible for income tax purposes, and has been treated as a “permanent difference” for purposes of the income tax provision. The non-deductible “permanent difference” has the effect of increasing the Company’s overall effective tax rate.

Note 9. Convertible Preferred Stock and Stockholders’ Equity (Deficit), page F-16

10.	Tell us how you determined that your Series C preferred stock should be classified outside of permanent equity as of December 31, 2009 and 2010. In this regard, we note that you had classified the Series C preferred stock within stockholders’ equity in your previously issued financial statements as of December 31, 2009. In addition, you had disclosed that there were 1,628 shares of Series C preferred stock outstanding at December 31, 2009.

Response: The Company respectfully advises the Staff that the terms of the Company’s securityholder’s agreement contains a put right relative to the shares of common stock underlying the Series C preferred stock. Pursuant to that provision, in the event the Company has not effected a Qualified IPO or Company Sale (as defined in the agreement) prior to May 28, 2012, Goode as the Major Investor (as defined in the agreement) has the right to require the Company to purchase all of the common stock issuable upon conversion of the Series C preferred stock and the convertible note. Accordingly, as a result of this possible redemption provision and pursuant to ASR 268, the Company determined that the Series C preferred stock is more appropriately classified outside of permanent equity on the balance sheet. Due to the relative immateriality of the amount ($146,000), the Company believes that no additional disclosure of the reclassification is necessary.

Additionally, the Company further advises the Staff that its prior reference to 1,628 shares of Series C preferred stock being outstanding was incorrect. The 1,628 number reflects

May 11, 2011

the number of shares of common stock that are issuable upon conversion of the Series C preferred stock. As originally described on page F-16 of Amendment No. 1, at the time of its issuance, the Series C preferred stock was convertible on a one-for-one basis into shares of common stock. Subsequently, the conversion ratio was adjusted based on a predetermined formula set forth in the terms of the Series C preferred stock, and the 1,358 shares of Series C preferred stock became convertible into 1,628 shares of common stock.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please do not hesitate to contact me at 714-755-8181 or my colleague, Seo Salimi, at 714-755-8213 with any questions or further comments you may have regarding this filing or if you wish to discuss the above.

Sincerely,

/s/ B. Shayne Kennedy

B. Shayne Kennedy

of LATHAM & WATKINS LLP

Enclosures

cc: (via fax)

Jeremy Andrus

Mitch Edwards

Cary Hyden

John Wilson